UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

THE VOLUNTARY INVESTMENT PENSION PLAN FOR
HOURLY EMPLOYEES OF THE TIMKEN COMPANY
(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
December 31, 2005 and 2004, and Year Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

0606-0745759

Voluntary Investment Pension Plan for Hourly Employees of The Timken Company

Audited Financial Statements and Supplemental Schedules

December 31, 2005 and 2004, and
Year Ended December 31, 2005

Table of Contents

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of
the Voluntary Investment Pension Plan for
Hourly Employees of the Timken Company

We have audited the accompanying statements of net assets available for benefits of the Voluntary Investment Pension Plan for Hourly Employees of the Timken Company as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio
June 26, 2006

Ernst + Young LLP

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

Statements of Net Assets Available for Benefits

	December 31	
	2005	**2004**
Assets		
Investments, at fair value:		
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	**$ 112,752,975**	$ –
Participant notes receivable	**3,692,762**	3,444,740
Common stock	–	22,175,298
Mutual funds	–	7,518,771
American Express Trust Company Collective Funds	–	73,194,439
Total investments, at fair value	**116,445,737**	106,333,248
Contribution receivable from participants	**282,802**	441,648
Accrued income	–	24,339
Cash, non-interest-bearing	–	1,235
Net assets available for benefits	**$ 116,728,539**	$ 106,800,470

See accompanying notes.

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions	
Investment income:	
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$ 10,878,485
Interest and dividends	387,355
	11,265,840
Participant rollovers	
	18,078
Contributions:	
Participants	6,693,717
The Timken Company	2,246
	6,695,963
Total additions	17,979,881
Deductions	
Benefits paid directly to participants	6,808,459
Net depreciation in fair value of investments	1,172,437
Administrative expenses	9,715
Total deductions	7,990,611
Net increase prior to transfers	9,989,270
Transfers between plans	(61,201)
Net increase	9,928,069
Net assets available for benefits:	
Beginning of year	106,800,470
End of year	$ 116,728,539

See accompanying notes.

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

Notes to Financial Statements

December 31, 2005 and 2004, and
Year Ended December 31, 2005

1. Description of the Plan

The following description of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company (the Plan) provides only general information. Participants should refer to the *2000 401(k) Agreement Between The Timken Company and the United Steelworkers of America, AFL-CIO* (the 401(k) Agreement), for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of The Timken Company (the Company and Plan Administrator) who are represented by the United Steelworkers of America (USWA). Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120 working day probationary period, provided that health care benefits have become effective. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 18% of gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. No Company contributions are provided under the Plan. Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan's fund options. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

1. Description of the Plan (continued)

Vesting

Participants vest immediately in their contributions plus actual earnings thereon.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant's account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the balance of their account or elect to receive installment payments of their assets over a period of time not to exceed their life expectancy. If a participant's account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70½.

Transfers Between Plans

Participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may transfer their account balance between plans.

Plan Termination

The Plan shall continue in full force and effect until January 1, 2010, and for yearly periods thereafter unless either the Company or the USWA shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement. The Plan may generally be amended by mutual consent of the Company and the USWA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

1. Description of the Plan (continued)

The Timken Company Common Stock Fund is segregated into two components – the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. At the end of each plan year, participant contributions made to the Timken Stock Fund, reinvested dividends and any market gains or losses in the Timken Stock Fund are transferred into the Timken ESOP. Participants may elect to have dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Effective March 24, 2005, trustee responsibilities for the Plan were transferred from American Express Trust Company to JPMorgan (Trustee) and the Plan's investments, excluding participant loans, were invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Company. The fair value of the Plan's interest in the individual funds of the Master Trust is based on the value of the Plan's interest in the fund as of the transfer date plus actual contributions and allocated investment income (loss) less actual distributions.

The investments of the Plan, except for investment contracts in the Master Trust, are stated at fair value. The Trustee maintains a collective investment trust of Timken common shares in which the Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $17.79 and $14.52 at December 31, 2005 and 2004, respectively.

2. Accounting Policies (continued)

Investments in registered investment companies and common collective funds are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Effective March, 2005, the Trustee holds all the Plan's investment assets and executes investment transactions. All investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

The following table presents a summary of the investments of the Master Trust as of December 31, 2005:

Investments, at fair value as determined by quoted market price:	
The Timken Company Common Stock Fund	**$ 371,273,167**
Registered investment companies	**204,247,230**
Common collective funds	**251,476,932**
	826,997,329
Investment contracts (at contract value)	**128,965,546**
	$ 955,962,875

3. Investments (continued)

At December 31, 2005, The Timken Company Common Stock Fund consisted of 20,866,014 units of the Company's common stock. The Plan's interest in the Master Trust was 11.8% as of December 31, 2005.

Investment contracts consist of a global wrap structure, or Stable Value Fund, with three fully benefit-responsive wrap contracts. The crediting interest rate of the wrap contracts was 5.59% at December 31, 2005. The blended crediting rate of the Stable Value Fund was 5.12% for the period from March 24, 2005 to December 31, 2005. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using the contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The portfolio of assets underlying the wrap contracts is a fixed income portfolio with an average credit quality of AA, and typically invests in United States treasury notes and agencies, investment grade corporate bonds, prepay mortgages, noncallable mortgages, and asset-backed securities. The average yield of the portfolio was 5.23% for the period from March 24, 2005 to December 31, 2005. The fair value of the wrap contracts was $127,627,313 at December 31, 2005.

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP AAG INV-1 and SOP 94-4-1), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans*. Under FSP AAG INV-1 and SOP 94-4-1, the statement of net assets available for benefits must present all investments at fair value as well as net assets available for benefits. The difference between these amounts, calculated as the amounts necessary to adjust the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, must also be presented on the statement of net assets available for benefits. The Plan will be required to adopt FSP AAG INV-1 and SOP 94-4-1 for the year ended December 31, 2006. Plan management is currently evaluating the impact of adoption, which is not expected to be material.

3. Investments (continued)

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. A summary of the Master Trust's net investment income (loss) allocated to participating plans for the period from March 24, 2005 to December 31, 2005, is as follows:

Net appreciation in fair value of investments determined by quoted market price:	
The Timken Company Common Stock Fund	**$ 62,912,449**
Registered investment companies	**15,627,808**
Common collective funds	**17,964,100**
	96,504,357
Net appreciation in investment contracts	**4,206,220**
Interest and dividends	**11,134,434**
Total Master Trust	**$ 111,845,011**

Prior to March 24, 2005, American Express Trust Company was the trustee for the Plan, and held the Plan's investments and executed investment transactions.

During 2005, the Plan's investments held prior to the transfer to the Master Trust (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
The Timken Company Common Stock Fund	**$ 732,392**
Mutual funds	**(245,933)**
Collective trust funds	**(1,658,896)**
	$ (1,172,437)

3. Investments (continued)

At December 31, 2004, the fair value of individual investments that represent 5% or more the Plan's net assets avaliable for benefits are as follows:

The Timken Company Common Stock Fund	$22,175,298
American Express Trust U.S. Government Securities Fund I	13,615,735
American Express Trust Bond Fund	7,498,835
American Express Trust Small Cap Equity Index Fund II	5,515,162
American Express Trust Equity Index Base Fund	43,374,530

4. Risks and Uncertainties

The Master Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2005:

	Shares	Dollars
Purchased	**1,594,264**	**$ 24,067,388**
Issued to participants for payment of benefits	**109,238**	**1,162,930**
Dividends received	**351,293**	**5,401,271**

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedules

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

EIN #34-0577130 Plan #019

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2005

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$1,594	$1,594

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

EIN #34-0577130 Plan #019

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant notes receivable*	Interest rates ranging from 5.0% to 8.5% with various maturity dates	$ 3,692,762

*Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE VOLUNTARY INVESTMENT PENSION PLAN FOR HOURLY EMPLOYEES OF THE TIMKEN COMPANY

Date: June 28, 2006

By: ______________________
Scott A. Scherff
Assistant Secretary

CLI-1428330v1

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-113390) pertaining to the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company of our report dated June 26, 2006, with respect to the financial statements and schedules of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst + Young LLP

Cleveland, Ohio
June 26, 2006